SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Buenos Aires Stock Exchange dated November 8, 2023.

Autonomous City of Buenos Aires, November 8, 2023

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 09/30/2023

Dear Sirs:

We are writing to you in order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations.

In this regard, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on November 8, 2023, approved the condensed interim financial statements for the nine-month period ended September 30, 2023. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of net income for the period (in millions of pesos)

Attributable to shareholders of the Company	66,714
Attributable to minority interests	12,686

Total net income for the period	79,400

2) Other comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the Company	1,921,562
Attributable to minority interests	17,718

Total other comprehensive income for the period	1,939,280

3) Comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the Company	1,988,276
Attributable to minority interests	30,404

Total comprehensive income for the period	2,018,680

4) Detail of Shareholders’ equity as of 09/30/2023 (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,919
Adjustment to contributions	6,077
Shares in treasury	14
Adjustment to shares in treasury	24
Stock compensation plan	138
Acquisition cost of treasury shares	(5,561)
Share trading premium	(431)
Issuance premiums	640

Total shareholders’ contributions	4,820

Legal reserve	274,877
Reserve for future dividends	78,976
Reserve for investments	1,861,171
Reserve for repurchase of own shares	12,231
Other comprehensive income	1,390,534
Retained earnings	215,211

Subtotal Shareholders’ equity	3,837,820

Minority interests	47,678

Total Shareholders’ equity	3,885,498

5. Shares owned by the parent group

As of September 30, 2023, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Federal Government—Ministry of Economy—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Margarita Chun Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 8, 2023	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer